UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the years ended December 31, 2006 & 2007

Commission File Number: 333-98397

LINGO MEDIA INC.

________________________________________________________________________________________________

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]                                        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Consolidated Financial Statements

(Expressed in Canadian dollars)

LINGO MEDIA CORPORATION

December 31, 2007 and 2006

LINGO MEDIA CORPORATION

December 31, 2007 and 2006

(Expressed in Canadian dollars)

CONTENTS

Page

Statement of Management’s Responsibility

3

Auditors’ Report

4

Consolidated Balance Sheets

5

Consolidated Statements of Deficit

6

Consolidated Statements of Operations

7

Consolidated Statements of Cash Flows

8

Notes to Consolidated Financial Statements

9

Management’s Responsibility

To the Shareholders of Lingo Media Corporation:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles and ensuring that all information in the Management Discussion & Analysis is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee include some Directors who are neither management nor employees of the Company.  The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report.  The Audit Committee has the responsibility of meeting with management and external auditors to discuss -the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Committee is also responsible for recommending the appointment of the Company’s external auditors.

Meyers Norris Penny LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 20, 2008

“Michael Kraft” Signed

“Khurram Qureshi” Signed

__________________________

__________________________

Chief Executive Officer

Chief Financial Officer

To the Shareholders of Lingo Media Corporation:

We have audited the consolidated balance sheet of Lingo Media Corporation as at December 31, 2007, and the consolidated statements of operations, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at and for the years ended December 31, 2006 and 2005 were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated May 4, 2007.

Calgary, Alberta

MEYERS NORRIS PENNY LLP

April 20, 2008

                          Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Differences:

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 20, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such conditions and events in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

Calgary, Alberta

 MEYERS NORRIS PENNY LLP

April 20, 2008

    Independent Registered Chartered Accountants

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at December 31	2007	2006
Assets
Current assets:
Cash	$343,338	$73,169
Short term investment	150,000	150,000
Accounts and grants receivable (note 3)	1,110,151	304,924
Inventory	121,323	154,276
Prepaid and sundry assets	131,869	130,573
	1,856,681	812,942

Investment and advances (note 4)	182,520	182,520
Deferred costs (note 4)	157,419	157,419
Property and equipment, net (note 5)	89,325	77,304
Development costs, net (note 6)	267,910	343,308
Software and web development costs, net (note 7)	4,212,564	-
Future income taxes (note 12)	-	189,534
Goodwill (note 8)	1,121,131	1,121,131
	$7,887,550	$2,884,158

Liabilities and Shareholders' Equity Current liabilities:
Bank loans (note 9)	$230,000	$485,000
Accounts payable (note 15)	822,818	526,491
Accrued liabilities	227,206	148,578
Less current portion of long term debt (note 10)	228,674	-
	1,508,698	1,160,069

Loans payable (note 10)	203,031	347,541
Future income taxes (note 12)	290,145	-
	2,001,873	1,507,610

Shareholders' equity:
Capital stock (note 11)	10,335,707	5,028,656
Contributed surplus (note 11)	452,411	325,293
Warrants (note 11)	-	-
Deficit	(4,902,441)	(3,977,401)
	5,885,677	1,376,548

Commitments (note 19)
	$7,887,550	$2,884,158

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“signed”  Michael Kraft

Director

“signed”  Sanjay Joshi

Director

LINGO MEDIA CORPORATION

Consolidated Statements of Deficit

(Expressed in Canadian dollars)

For the years ended December 31	2007	2006
Deficit, beginning of year	$(3,977,401)	$(3,228,477)
Net loss for the year	(925,040)	(748,924)
Deficit, end of year	(4,902,441)	(3,977,401)

See accompanying notes to consolidated financial statements.

For the years ended December 31	2007	2006	2005
Revenue (note 17)	$4,004,357	$1,574,337	$906,357
Direct costs	758,076	319,277	123,107
Margin	3,246,281	1,255,060	783,250
Expenses:
General and administrative (note 13)	3,745,276	1,417,867	855,118
Amortization of property and equipment	117,386	222,306	267,819
Interest and other financial expenses	113,369	57,097	42,869
Stock-based compensation	156,395	193,819	42,869

	4,132,426	1,891,089	1,380,143

Loss before income taxes and other taxes	(886,145)	(636,030)	(596,893)

Income taxes and other taxes (note 12)	38,895	112,895	128,839

Net loss for the year	$(925,040)	(748,924)	(725,732)

Loss per share (note 11 (g))	$(0.16)	$(0.18)	$(0.21)

Weighted average number of common shares outstanding (note 11 (g))
	5,655,792	4,060,331	3,530,231

See accompanying notes to consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the years ended December 31	2007	2006	2005
Cash flows provided by (used in):
Operations:
Net loss for the year	$(925,040)	$(748,924)	$(725,732)
Items not affecting cash:
Amortization of property and equipment	17,581	12,655	12,278
Amortization of development costs	99,805	156,648	184,797
Amortization of acquired publishing content	-	53,003	70,670
Stock-based compensation	156,395	193,819	214,337
Income taxes	-	(17,426)	-
Inventory write down	-	36,279	-
Change in non-cash balances related to operations:
Accounts and grants receivable	(555,316)	223,154	74,255
Inventory	32,953	(11,187)	(10,793)
Prepaid and sundry assets	(1,296)	16,749	(1,347)
Accounts payable	(111,870)	285,534	(5,181)
Accrued liabilities	78,628	84,733	5,845
Cash provided by (used in) operating activities	(1,208,160)	285,037	(180,871)
Financing:
Increase in bank loans	(255,000)	45,000	20,000
Advances of loans payable	84,164	245.613	25,000
Issuance of capital stock	775,000	66,679	745,800
Advances from shareholders	(319,836)	-	-
Share issue costs	(63,750)	-	(85,099)
Cash provided by financing activities	220,578	357,292	705,701
Investing:
Short term investment	-	(150,000)	-
Investment and advances	-	-	(182,520)
A Plus acquisition (note 8)	-	(344,814)	-
Cash acquired on acquisition of Speak2Me	1,508,521	-	-
Expenditures on software & web development costs	(249,352)	-	-
Purchase of property and equipment	(29,602)	(20,785)	(6,556)
Deferred costs incurred	-	(40,316)	(117,102)
Development costs	28,184	(91,325)	(104,106)
Cash used in investing activities	1,257,751	(647,240)	(410,284)

Increase / (decrease) in cash	270,169	(4,893)	114,546
Cash, beginning of year	73,169	144,337	29,791
Bank indebtedness assumed on acquisition	-	(66,257)	-
Cash, end of year	$343,338	$73,169	$144,337
Supplemental cash flow information (note 21)

   See accompanying notes to consolidated financial statements.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

Lingo Media is a diversified print and online education product and services corporation.  Speak2Me Inc. (“Speak2Me”), its new subsidiary acquired during the year, is a new media company focused on interactive advertising in China through its Internet-based English Language Learning portal. In China, Lingo Media is a print-based publisher of English language learning programs through its subsidiary Lingo Media Ltd.  In Canada, Lingo Media through its subsidiary A+ Child Development (Canada) Ltd., specializes in early childhood cognitive development programs which publishes and distributes educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

1.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, on the basis that the Company will continue to generate sufficient capital to fund its operations and commitments. The Company has a plan to improve its operations and its cash flow from operations. Significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, as they relate to these consolidated financial statements, are explained in note 20.

These consolidated financial statements include the accounts of the Company and its subsidiaries, Lingo Media Ltd. (100%), Lingo Media International Inc. (100%) and Lingo Group Limited  (100%), A+ Child Development (Canada) Ltd. (70.33%) and Speak2Me Inc. (100%).  All inter-company transactions and balances have been eliminated.

(b)

Revenue recognition:

Revenues from the sale of educational products in Canada are recognized at the time of delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

Royalty revenue from sales by licensees of finished products in China is recognized based on confirmation of finished products produced by its licensees.  Royalty revenue from audiovisual product is recognized based on the confirmation of sales by its licensees, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

(c)

Short Term Investments

Short-term investments include investments that have a duration of longer than 90 days.  Short-term investments are accounted for at the lower of cost and net realizable value.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

1.

Significant accounting policies (continued):

(d)

Inventory:

Inventory is recorded at the lower of cost and net realizable value and expensed based on the average cost.

(e)

Property and equipment:

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

Method	Rate
Computer and office equipment	declining balance 20%
Leasehold improvements	straight-line 5 years

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

(f)

Deferred costs, investment and advances:

The pre-operating costs relating to establishing a joint venture in China are recorded as deferred costs.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  Loans made in trust with a view to establishing a joint venture are recorded as investment and advances.  The carrying value of these deferred costs and advances are assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.

(g)

Development costs:

The Company has capitalized costs related to English Language Learning products and programs. The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary. Technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3062 ("goodwill and other intangible assets"), of the C.I.C.A. Handbook. Development costs are amortized on a straight-line basis over a maximum of five years.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

1.

Significant accounting policies (continued):

(h)

Software & web development costs:

The Company capitalizes all costs related to the development of its Speak2Me online service.. The Company regularly reviews the carrying values of its software & web development costs. The Company evaluates the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.

(i)

Goodwill:

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. In accordance with CICA 3062 Goodwill and Other Intangible Assets, goodwill is not amortized but is subject to an impairment test annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired.  The impairment test consists of a comparison of the carrying value of the Company’s reporting units with their fair value, and any excess is recorded as a charge to net earnings.  Fair value of goodwill is determined through discounted cash flow analysis.

(j)

Government grants:

The Company receives government grants based on certain eligibility criteria for book publishing industry development in Canada.  These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

(k)

Future income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

1.

Significant accounting policies (continued):

(l)

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss or gain for the year.

The Company's integrated foreign operations are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenue and expenses are translated at exchange rates prevailing during the year.  Exchange gains and losses are included in loss or gain for the year.

(m)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2007 and December 31, 2006 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.

The Company has products in various phases of development at any time during the year.  Each product’s economic viability is determined by management, after appropriate testing has been completed.  When a product is deemed viable, its accumulated development costs are recorded and amortized over the estimated period of economic viability.  The accumulated development costs of any product not considered to be economically viable are considered unrecoverable and included in the current year's earnings.

Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary.  Provisions are made for slow moving and obsolete inventory. Amortization is based on the estimated useful lives of Property, Plant and Equipment.

The amounts disclosed relating to fair values of stock options issued are based on management’s estimates of expected stock price volatility, expected lives of the options, risk-free interest rates and certain other assumptions.  By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

1.     Significant accounting policies (continued):

The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse.  Future income tax recorded is also subject to uncertainty regarding the magnitude of non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.  By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

 (n)

Earnings (loss) per share:

Earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.  Convertible instruments that are anti-dilutive are not included in the calculation of diluted earnings per share.

 (o)

Stock-based compensation plan:

The Company applies the fair value based method of accounting to all stock-based compensation. The fair value of the options issued in the year is determined using the Black-Scholes option pricing model.  The estimated fair value of the options is expensed to income over the vesting period.  For stock-based compensation issued to employees and non-employees, the Company recognizes an expense based on the fair value of the equity instrument issued.

(p) Recent accounting pronouncements:

Financial instruments

In January 2005, the Canadian Institute of Chartered Accountants issued new recommendations for the recognition and measurement of financial instruments, and amendments to the existing presentation and disclosure standards, effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2006.  Section 3855 Financial Instruments – Recognition and Measurement establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 Financial Instruments – Disclosure and Presentation discusses the presentation and disclosure of these items.  The application of hedge accounting is covered in Section 3865 Hedges. Section 1530 Comprehensive Income establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to hedges or other derivative instruments, outside of net income, in a statement of comprehensive income. Section 3251 Equity establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income.  There have also been numerous consequential amendments made to other Sections.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

1.     Significant accounting policies (continued):

In December 2006, the Canadian Institute of Chartered Accountants issued Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation to replace Section 3861 Financial Instruments – Disclosure and Presentation.  These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861, before that date.

General standards of financial statement presentation

CICA Handbook Section 1400 General Standards of Financial Statement Presentation has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  This amendment is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company does not expect the adoption of these changes to have a material impact on its consolidated financial statements.

Inventories

CICA Handbook Section 3031 Inventories replaces corresponding Section 3030 and establishes new standards for the measurement and disclosure of inventories.  The new Section prescribes that inventories should be measured at the lower of cost and net realizable value and provides guidance on the determination of cost.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company has not yet determined the impact of the adoption of this new standard on its consolidated financial statements.

2.

Changes in accounting policies:

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement, financial instruments – disclosure and presentation, hedging and comprehensive income. Prior periods have not been restated. Additional disclosure requirements for financial instruments and accounting changes have been approved by the Canadian Institute of Chartered Accountants (“CICA”) and will be required disclosure beginning January 1, 2008. These new standards have no material impact on the Company’s financial statements.

  (a)  Financial Instruments – Recognition and Measurement:

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those classified as held-for-trading or available-for-sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in other comprehensive income and reclassified to earnings when derecognized or impaired. There were no changes to the measurement of existing financial assets and liabilities at the date of adoption.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

2.

Changes in accounting policies (continued):

Cash and short term investments are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and investment and advances are designated as “loans and receivables” and accounts payable, accrued liabilities and bank loans are designated as “other liabilities”, all of which are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.

  (b) Other Comprehensive Income:

The new standards establish a new statement of comprehensive income, which is comprised of net earning and other comprehensive income. The Company currently has no other comprehensive income items and therefore a separate statement of comprehensive income is not presented.

  Future Accounting Changes:

In 2006, the CICA issued new accounting standards: “Capital Disclosures,” “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”. These standards are anticipated to be adopted for the Company’s interim and annual reporting effective periods commencing January 1, 2008.

The capital disclosures standard establishes guidelines for the disclosure of information concerning the Company’s capital and how it is managed. The standard requires disclosure of an entity’s objectives, policies and processes for managing capital, including the description of what the Company considers capital and to indicate if the Company has complied with any capital requirements and the ramifications of non-compliance, if applicable.

“Financial Instruments – Disclosures” and “Financial Instruments – Presentation” replace “Financial Instruments – Disclosure and Presentation;” revising and enhancing its disclosure requirements to provide additional information regarding the risks associated with both recognized and unrecognized financial instruments the Company is exposed to and how those risks are managed.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the start of 2011.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

3.

Accounts and grants receivable:

    Accounts and grants receivable consist of:

	2007	2006
Trade receivables	$ 853,384	$ 285,141
Cash advance	241,059	-
Grants receivable (note 13)	15,078	19,783
	$ 1,110,151	$ 304,924

4.

Deferred costs, investment and advances:

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”).  Jintu will continue Sanlong’s recently launched direct-to-consumer business of distributing educational newspapers and product extensions located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media invested approximately $365,000 (¥2,550,000 RMB) for its 51% share of Jintu.

Pursuant to the June 2005 agreement, the Company has advanced funds for working capital to Sanlong through a trust of $182,520, with a view to establishing Jintu and incurred $157,419 in expenditures related to pre-operating costs to date. These expenses are included in deferred costs. Upon commencement of the joint venture, the advances will be converted into Lingo Media’s investment in registered capital of the joint venture.  These advances are non-interest bearing, and are non-refundable.

5.

Property and equipment:

Property and equipment consists of the following:

2007	Cost	Accumulated Amortization	Net Carrying Value
Computer and office equipment	$ 279,607	$ 190,282	$ 89,325
2006	Cost	Accumulated Amortization	Net Carrying Value
Computer and office equipment	$ 176,409	$ 99,105	$ 77,304

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

6.

Development costs:

Development costs consist of the following:

	2007	2006
Cost	$ 1,552,572	$ 1,646,446
Less accumulated amortization	(1,284,662)	(1,303,138)
	$ 267,910	$ 343,308

Subsequent to the December 31, 2007 year-end, one of the Company's branches was no longer operational.  The resulting impairment provision of $28,738 is included in the Statement of Operations in General and administrative.

7.

Software and web development costs:

In October 2007, the Company acquired Speak2Me Inc. (“Speak2Me”), a new media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English. All costs associated with development of the Speak2Me software and its contents are capitalized as Software and web development:

	2007	2006
Cost	$ 4,212,564	$ -

8.

Acquisitions:

A + Child Development (Canada) Ltd.

In 2006, the Company acquired 62.33% of the issued and outstanding shares of A + Child Development (Canada) Ltd. (“A Plus”) for cash and shares plus 3,000,000 additional shares common of Lingo Media to the selling shareholders of A Plus subject to meeting annual earnings milestones to be held in escrow and released over a three-year period with a maximum of 1,000,000 shares released per year.  The results of operations of A Plus are included in the consolidated results of the Company commencing October 1, 2006.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

8.

Acquisitions (continued):

A + Child Development (Canada) Ltd.

Under the terms of the acquisition, Lingo Media:

i)

acquired 50.33% of the outstanding capital stock of A Plus from its shareholders for the purchase price of CAD$730,000 satisfied by issuing 378,571 common shares of Lingo Media and paying CAD$200,000 cash;

ii)

invested CAD$150,000 in A Plus for an additional 12% interest; and

iii)

issued an additional 428,871 common shares of Lingo Media to the selling shareholders of A Plus subject to meeting annual earnings milestones to be held in escrow and released over a three-year period with a maximum of 142,857 shares released per year; In 2007, the previously established milestones were not achieved and consequently 142,857 shares were not earned and will be cancelled.

The Company issued 28,500 shares as consulting fees related to this acquisition.

During 2007, a further CAD$100,000 was invested in A Plus for an additional 8% interest resulting in an increase primarily in net current assets on consolidation.

8.

Acquisitions (continued):

The allocation of the purchase price for the acquisitions are as follows:

2006 A + Child Development (Canada) Ltd.
Net current assets	$ 186,697
Property and equipment, net	19,844
Future income taxes	172,108
Deposits	11,336
Goodwill	1,121,131
Current liabilities	(596,402)
$ 914,714
Share consideration	569,900
$ 914,714

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

Speak2Me Inc.

On October 18, 2007, the Company acquired 100% of the outstanding common shares of Speak2Me Inc. (“Speak2Me”).  The results of Speak2Me’s operations have been included in these consolidated financial statements since that date.  Speak2Me is a new media company that has developed software combining speech recognition and avatar technologies for the teaching and practice of spoken English.

The aggregate purchase price was $4,585,087. The acquisition was completed by way of a share exchange agreement entered into between Lingo Media, Speak2Me and the shareholders of Speak2Me on the basis of a share exchange ratio of one post-consolidated common share of Lingo Media for each 3.975 common shares of Speak2Me.  Under the terms of the acquisition, Lingo Media acquired all the issued and outstanding common shares of Speak2Me in exchange for 4,500,366 post-consolidated common shares of Lingo Media.  The common shares were valued at $4,536,351 based on the average market price of the Company’s shares over a two-day period before and after the terms of the acquisition were agreed to and announced.  The acquisition has been accounted for using the purchase method, whereby the total cost of the acquisition has been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the measurement date.

As part of the acquisition, the shareholders of Lingo Media also approved the consolidation of all its common shares on a one-for-seven basis, and the change of the Company’s name to Lingo Media Corporation by way of a special resolution of the shareholders at the Company’s Annual and Special Meeting held on October 5, 2007.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed on the date of acquisition.

8.

Acquisitions (continued):

Speak2Me Inc.
Current assets	$ 1,789,301
Property and equipment, net	17,903
Software and web development costs	3,963,212
Current liabilities	(588,457)
Future income tax liability	(564,997)
$ 4,616,962
Cash consideration	-
Share consideration	4,536,351
Business acquisition costs	80,611
$ 4,616,962

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

8.

Acquisitions (continued):

Prior to the business combination described in above, the Company and some of the previous shareholders of Speak2Me were related by virtue of common control, by companies owned by a director, by management, and by immediate family members of management.  The transaction was measured at the exchange amount, which is the amount of consideration paid or received as established and agreed to by related parties.

9.     Bank loans:

	2007	2006
Revolving line of credit of $150,000 bore interest at prime plus 2.5% per annum, was due on demand and was secured by the Company’s accounts receivable from customers in China, which in turn were secured by the Export Development Corporation. This loan was repaid in full during 2007.	$ -	$ 135,000
Revolving line of credit of $500,000 bearing interest at prime plus 4.0% per annum and secured by a $150,000 GIC, bearing interest at 3.5% maturing on December 10, 2008, and a charge on all assets including inventory and accounts receivables.	230,000	350,000
	$ 30,000	$ 485,000

The terms of the $230,000 revolving line of credit require that certain measurable covenants be met.  As at December 31, 2007, the Company was in violation of certain covenants, for which the lender subsequently provided a written waiver stating that it will not demand repayment until April 30, 2008.  As the lines of credit are currently presented as a current liability no additional adjustment is required.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

10.      Loans payable:

Loans payable consists of the following:

	2007	2006
Loan payable, due to a non-related party, interest bearing at 12% per annum payable monthly, unsecured and due on demand.	$228,674	$-
Loan payable, due to a shareholder, interest bearing at 12% per annum, due January 31, 2008.	-	7,541
Loan payable, due to a non-related party, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due on April 30, 2009.	$203,031	$340,000
	431,705	347,541

Less: Current portion	228,674	-
	203,031	347,541
The principal repayments required are:
2008		228,674
2009		203,031
		$431,705

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

11.       Capital stock, warrants and stock options:

(a)

Authorized:

Unlimited preference shares, no par value

Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares:

	Common Shares
	Number	Amount
Balance, January 1, 2006	24,109,773	$3,367,119
Issued:
Private placement (ii)	3,675,000	735,000
Options exercised	90,000	10,800
Less: Share issue costs	-	115,948
Balance, December 31, 2005	27,874,773	$3,996,971
Issued:
Common shares issued for the acquisition of
A + Child Development (Canada) Ltd.	2,849,500	735,000
Options exercised (iii) (note 11 (b))	1,853,897	461,785
Balance, December 31, 2006	32,578,170	$5,028,656
Issued:
Options exercised	282,600	59,450
	32,860,770	$5,088,106
Share Consolidation (1 new for 7 old)	4,694,396	5,088,106
Issued:
Private Placement (iv)	387,500	775,000
Common shares issued for the acquisition of Speak2Me Inc.	4,500,366	4,536,351
Less: Share issue costs	-	(63,750)
Balance, December 31, 2007	9,582,262	$10,335,707

(i)

Escrowed Shares:

On April 30, 1997, the Company entered into a performance escrow agreement in Form C of the TSX Venture Exchange (formerly Canadian Venture Exchange) (the “Exchange”) with ComputerShare Investor Services Inc. (formerly “Montreal Trust Company of Canada”) and certain security holders (the “Escrow Agreement”). The Escrow Agreement related to the escrow of certain common shares of the Company issued upon completion of the reverse take over transaction between Lingo Media Ltd. (formerly “Alpha Corporation”) and Lingo Media Inc. (formerly “Alpha Ventures Inc.”) in 1997. At the time of the transaction, 2,860,528 pre-consolidated common shares (the “Escrowed Shares”) were subject to a performance escrow agreement.

These shares were subject to a new escrow agreement (“Time Release Escrow Agreement”) made as of December 10, 2002 whereby the Escrowed Shares would be released on a timed-release basis rather than the performance based release provisions of the performance Escrow Agreement.  Up to December 2005, 2,432,948 shares have been released.  The balance of the shares, 427,580 were released during 2006.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

11.       Capital stock, warrants and stock options (continued):

(ii)

In September 2005, the Company completed an exempt private placement of 3,675,000 Units of its securities at $0.20 per Unit, for gross proceeds of $735,000. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant (“Warrant”). Each whole Warrant entitles the holder to purchase one additional common share for $0.40 for a term of 12 months expiring on September 20, 2006. These warrants expired during 2006 without exercise. The Warrants are subject to accelerated expiration, at the option of the Company, at any time after January 20, 2006 in the event that the price of the Company’s common shares on the TSX Venture Exchange (“Exchange”) is $0.60 or more for 10 consecutive trading days. In such event, the Company has three business days to give notice of the acceleration of the term to the holders of the Warrant and the Warrant term will be reduced to ten business days from the date of such notice. A fee of 7% was paid to the agent and sub-agents with respect to the sale of 3,675,000 Units. In addition, a total of 118,650 Compensation Warrants were issued to the agent and the sub-agents. Each Compensation Warrant entitles the holder to purchase one common share for $0.40 for a term of 12 months expiring on September 20, 2006. The Compensation Warrants are subject to accelerated expiration on the same terms as the Warrant. These Warrants expired during 2006 without exercise.

(iii)

During 2006, 835,901 options were exercised for cash consideration of $66,679 at an average price of $0.13 per share. In addition, 1,341,004 options were exercised for $207,294 in settlement of accounts payable. Fair value of $187,812 related to options exercised for cash and accounts payable settlement has been reallocated to capital stock from contributed surplus.

(iv)

On October 17, 2007, the Company closed a private placement offering of subscription receipts. The gross proceeds of the offering totaled $775,000 with an aggregate of 387,500 subscription receipts issued at a price of $2.00 per subscription receipt. Each subscription receipt entitles the holder to receive one common share and one common share purchase warrant of Lingo Media upon the closing of the acquisition of Speak2Me.  Each Warrant entitles the holder to purchase one (1) additional common share of Lingo Media at a purchase price of $6.00 per share and is exercisable for a period of twelve (12) months from the closing date of the Offering.

  (b)   Contributed Surplus:

Balance, January 1, 2006	$ 131,474
Stock-based compensation	193,819
Balance, December 31, 2006	$ 325,293
Stock-based compensation	156,395
Options exercised	(29,277)
Balance, December 31, 2007	$ 452,411

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

11.     Capital stock warrants and stock options (continued):

 (c)   Stock option plan

In November 1996, the Company adopted a stock option plan (the “1996 Plan”).  The 1996 Plan was established to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company.  The maximum number of shares which may be reserved for issuance under the 1996 Plan is limited to 1,078,000 common shares, provided that the Board has the right, from time to time, to increase such number subject to shareholder and regulatory approvals.

The maximum number of common shares that may be reserved for issuance to any one person under the 1996 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  The exercise price of each option cannot be less than the market price of the shares on the day immediately proceeding the day of the grant, less any discount specifically permitted by the TSX Venture Exchange.  The exercise period of the options granted can not exceed five years. The directors of the Company may from time to time amend or revise the terms of the 1996 Plan or may terminate it at any time.

During May 2000, the Company adopted another stock option plan (the “2000 Plan”) for the benefit of the directors, officers, employees and consultants of the Company.

In June 2005, the Company adopted a new stock option plan (the “2005 Plan “).  The 2005 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2005 Plan is limited to 4,821,955 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan and the 2000 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares that may be reserved for issuance to any one person under the 2005 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.  The exercise price of each option can not be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount.  The exercise period of the options granted can not exceed 5 years.  Options granted under the 2005 Plan vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any 3 month period or such longer period as the Board may determine. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2005 Plan or may terminate it at any time.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

11.     Capital stock warrants and stock options (continued):

Changes for the stock option plans during the years ended December 31, 2007 and 2006 are as follows (post consolidation equivalents):

	2007		2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Options outstanding, beginning of year	275,634	$1.33	526,191	$1.19
Options granted	300,000	0.68	14,286	1.40
Options exercised	40,372	0.84	(264,842)	0.84
Options expired/canceled	(68,524)	-	-	-

Options outstanding, end of year	516,738	0.98	275,634	1.33
Options exercisable, end of year	338,509	$1.10	248,181	$1.33

The following table summarizes information about stock options outstanding at December 31, 2007:

		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price

$0.70 - $1.00	317,368	4.21	$0.75	139,140	$0.75
$1.01 - $1.33	138,656	1.98	1.30	138,656	1.30
$1.34 - $1.54	60,713	2.44	1.46	60,713	1.46
Total	516,738	3.40	0.98	338,509	1.10

All vested options are exercisable as of December 31, 2007.

 (d) Fair value of options:

The weighted average grant-date fair value of options granted to employees, consultants and directors during 2007 has been estimated at $0.89 (2006 - $0.12) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods. The pricing model assumes the weighted average risk free interest rates of 2.46% (2006 – 2.53%) weighted average expected dividend yields of nil (2006 – nil), the weighted average expected common stock price volatility of 105.0% (2006 – 157.9%) and a weighted average expected life of 5 years.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

11.

Capital stock warrants and stock options (continued):

        (e)     Warrants:

The following summarizes the Class E warrants outstanding (post consolidation equivalents):

Weighted Number of	average warrants	exercise price
Balance, January 1, 2006	262,500	$ 2.80
Expired	(262,500)	2.80
Balance, December 31, 2006 Issued	-	-
Balance, December 31, 2006	387,500	6.00
Balance, December 31, 2007	387,500	$ 6.00

The 387,500 warrants have a fair value of $161,254 as calculated by a Black Scholes pricing model.  The warrants have been classified within share capital.

(f)    Compensation Warrants:

The following summarizes the compensation warrants outstanding (post consolidation equivalents):

Weighted Number of	average warrants	exercise price
Balance, January 1, 2006	16,950	$ 2.80
Expired (note 11 (a)ii)	(16,950)	2.80
Balance, December 31, 2006 and 2007	-	-

Fair value of Compensation Warrants:

During 2005, the Company issued 16,950 Compensation Warrants to agents in connection with private placements (see note 11(a)(ii)).  The fair value of these warrants granted to agents was estimated at $1.82 using the Black-Scholes option-pricing model.  The pricing model assumed weighted average risk free interest rates of 2.70%, weighted average expected dividend yields of nil, weighted average expected common stock price volatility of 133% and a weighted average expected life of one year.  No Compensation Warrants were issued during 2006 and 2007.

11.     Capital stock warrants and stock options (continued):

(g)   Loss per share:

	2007	2006
Numerator: Loss for the year	$(925,040)	$(748,924)
Denominator:
Average number of common shares outstanding	9,582,262	4,060,331
Escrowed shares (note 11(a)(i))	-	-
Weighted average number of common shares	5,655,792	4,060,331
Loss per share, basic and diluted	$(0.16)	$(0.18)

Average number of common shares have been adjusted to reflect a 1 for 7 share consolidation that took effect during 2007.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

12.   Income taxes:

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2007	2006
Combined basic Canadian federal and provincial income tax rate	36.12%	36.12%
Effective income tax recovery on loss before income taxes	$ (320,076)	$ (229,734)
Increase (decrease) resulting from:
Change in the valuation allowance	(555,893)	359,663
Effect of reduced income taxes in foreign jurisdiction and subsidiary with lower tax rate	(220,387)	(172,100)
Withholding tax on sales to China	127,267	130,322
Stock based compensation	56,490	70,007
Change in enacted rates	561,996	-
Change in prior year estimates	413,603	-
Other	(24,105)	85,059
	$ 38,895	$ 112,895

The tax effect of temporary differences representing future tax assets is as follows:

	2007	2006
Future tax assets (liabilities):
Operating loss carry forwards	$ 2,564,846	$ 2,158,000
Share issue costs	92,559	33,000
	2,657,405	2,191,000
Valuation allowance	(1,411,945)	1,967,838)
Future tax assets recognized	1,245,460	223,162
Software & web development costs	(932,362)	-
Property and equipment	(22,953)	(33,628)
Net future tax assets (liabilities)	$ (290,145)	$ 189,534

Future tax assets and liabilities will be impacted by changes in future tax laws and rates.  The effects of these changes are not currently determinable. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

12.   Income taxes (continued):

At December 31, 2007, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $7,143,343. These losses expire in the following fiscal years:

2008	493,000
2009	291,000
2010	954,000
2014	1,113,000
2015	1,288,000
2026	1,297,000
2027	1,707,343
$ 7,143,343

13.    Government grants:

Included as a reduction of general and administrative expenses are government grants of $164,545 (2006 – $182,300), relating to the Company's publishing projects in China and Canada.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

14.    Foreign exchange gain or loss:

Included in general and administrative expenses is a foreign exchange gain of approximately $103,505 (2006 – $7,968) relating to the changes in currency translation rates in respect of Company's activities denominated in foreign currencies.

15.

Related party balances and transactions:

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

During the year, the Company had loans payable due to corporations controlled by two directors bearing interest at 12% (2006 - 12%) per annum.  During 2007, the Company received $387,000 (2006 - $ nil) and repaid $310,000 (2006 - $50,000) of these loans.  Interest expense related to these loans for the year is $62,137 (2006 - $5,878).  At December 31, 2007 $nil (2006 - $ nil) was due to those corporations.

During the year, the Company was reimbursed $68,900 (2006 - $58,000) from a corporation with one director in common for rent, administration, office charges and telecommunications.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

15.

Related party balances and transactions (continued):

Speak2Me Inc.  Acquisition:

The acquisition of Speak2Me constituted as a "related party transaction" as the CEO of the Company was also a director of Speak2Me and partially owned common shares of Speak2Me prior to its acquisition by Lingo Media.

The President & CEO of Lingo Media beneficially owns, indirectly, 1,583,333 common shares representing 10.63% of the issued and outstanding common shares of Speak2Me prior to its acquisition by Lingo Media.  Due to the conflict of interest, he abstained from voting on matters relating to the acquisition.

The Board of Directors of Lingo Media appointed a special committee, consisting of two independent directors, to review the proposed acquisition of Speak2Me.  In reaching its conclusions and formulating its recommendations, the special committee considered among other factors:  (i) audited financial statements of Speak2Me for the period ended August 24, 2007, (ii) information in respect of its assets and operations, and (iii) an independent valuation.

16.

Financial instruments and risk management:

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

(a)

Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Renminbi ("RMB").

There were no derivative instruments outstanding at December 31, 2007 and 2006.

(b)

Financial Instruments:

The significant financial instruments of the Company, their carrying values and the exposure to foreign dollar denominated monetary assets and liabilities, as of December 31, 2007 are as follows:

	US Denominated		Chinese Denominated
	CAD	USD	CAD	RMB
Cash	105,635	107,571	16,056	835,675
Accounts and grants receivable	275,155	236,184	813,068	6,061,418
Accounts payable	108,828	93,415	100,733	102,579

US dollars and Chinese Renmimbi are converted on the prevailing year-end exchange rates

Fair market values:

The carrying values of cash, short-term investment, accounts and grants receivable, accounts payable, accrued liabilities, bank loans and loans payable approximate their fair values due to the relatively short periods to maturity.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

16.

Financial instruments and risk management (continued):

(d)

Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investment consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.  The Jintu loan receivable (note 4) is secured by a personal guarantee from a non – related party.

(e)

Interest rate risk:

The Company manages its exposure to interest rate risk through floating rate borrowings. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

17.

Economic dependence

The Company has sales to a major customer in 2007 and 2006, a government agency of the People’s Republic of China. The accounts receivable due from this customer are insured up to 90% by the Export Development Corporation. The total percentage of sales to this customer during the year was 22% (2006 – 56%), and the total percentage of accounts receivable at December 31, 2007 was 93% (2006 – 75%).

18.

Segmented information:

The Company operates two distinct reportable business segments as follows.  These business segments are differentiated by English language learning products have separate methodology, ELL is Lingo’s products / IP, ECD Lingo combines third party products.

English Language Learning: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China and in Canada.

Early Childhood Development: The Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary  curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

	English Language Learning	Early Childhood Development	Total
Revenue	$ 879,626	$ 3,124,731	$ 4,004,357
Cost of sales	113,317	644,759	758,076
Margin	$ 766,309	$ 2,479,972	$ 3,246,281
Acquisition of property and equipment	26,276	1,712	27,988
Segment Assets	6,635,015	672,246	7,857,551
Segment loss	(579,421)	(345,619)	(925,040)

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

18.

Segmented information (continued):

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	2007	2006
Canada	$ 3,126,651	$ 685,521
China	877,706	888,816
	$ 4,004,357	$ 1,574,337

The majority of the Company’s identifiable assets as at December 31, 2007 are located as follows:

	2007	2006
Canada	$ 3,327,303	$ 2,701,638
China	4,560,247	182,520
	$ 7,887,550	$ 2,884,158

19.

Commitments:

In addition to the commitments described in note 3, the Company has future minimum lease payments under operating leases for premises and equipment are as follows:

2008	$ 271,883
2009	209,830
2010	167,303
2011	34,816
2012	5,094

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

20.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	2007	2006
Loss for the year - Canadian GAAP	$(925,040)	$(748,924)
Impact of United States GAAP and adjustments:
Amortization of development costs (a)	99,805	156,648
Deferred costs (d)	-	(40,316)
Software and web development costs	(452,709)	-
Loss for the year - United States GAAP	$(1,277,944)	$(632,592)
Statements of cash flows:
	2007	2006
Cash (used in) provided by investing activities – Canadian GAAP	$1,257,751	$(647,240)
Impact of United States GAAP and adjustments:
Write-off of Software & web development costs	452,709	-
Cash used in investing activities - United States GAAP	$1,710,460	$(647,240)

	2007	2006
Cash (used in) provided by operating activities – Canadian GAAP	$(1,208,160)	$285,037
Impact of United States GAAP and adjustments:
Write-off of Software & web development costs	(452,709)	(40,316)
Cash used in operating activities - United States GAAP	$(1,660,869)	$244,721

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	2007	2006
Shareholders' equity - Canadian GAAP	$5,845,677	$1,376,548
Development costs (a)	(91,522)	(121,005)
Compensation expense (b)	(243,250)	(243,250)
Deferred costs (d)	(157,419)	(157,419)
Software & web development costs (a)	(452,709)	-
Shareholders' equity - United States GAAP	4,940,777	854,874

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

20.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and the pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs would be $222,303.

(b)

Options to consultants:

Starting January 1, 2004 under United States, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants and employees.

(c)

Statement of comprehensive income:

Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive loss is the same as loss for the year under US GAAP.

(d)

Deferred costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and the pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

(e)

Recent Accounting Pronouncements:

(i)

In February 2006, FASB issued FASB 155, Accounting for Certain Hybrid Financial Instruments an amendment to FASB 133, Accounting for Derivative Instruments and Hedging Activities, and FASB 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FASB 155, provides the framework for fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation as well as establishes a requirement to evaluate interests in securitized financial assets to identify interests. FASB 155 further amends FASB 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The FASB 155 guidance also clarifies which interest-only strips and principal-only strips are not subject to the requirement of FASB 133 and concentrations of credit risk in the form of subordination are not embedded derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe SFAS No. 155 will have a significant impact on its consolidated financial position or results of operations.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

20.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP") (continued):

(e)

Recent Accounting Pronouncements:

(ii)

In March 2006, FASB issued FASB 156, Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140. FASB 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract. FASB 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method. FASB 156 is effective the beginning of the first fiscal year that begins after September 15, 2006. The Company does not believe SFAS No. 156 will have a significant impact on its consolidated financial position or results of operations.

 (iii)

FASB issued statement of Financial Accounting No. 157 Fair Value Measurement, this statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. The standard provides enhanced guidance for using fair value to measure assets and liabilities, the information used to measure fair value, and the effect of fair value measurement on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

(iv)

In January 2003, the FASB issued Financial Interpretation 46 “Accounting for Variable Interest Entities” (“FIN 46”) that requires the consolidation of Variable Interest Equities (“VIEs”). VIEs are entities that have insufficient equity or their equity investors lack one or more of the specified elements that a controlling entity would have. The VIEs are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that expose the holder of the variable interest to expected losses or expected residual gains of the entity. The holder of the majority of an entity’s variable interests is considered the primary beneficiary of the VIE and is required to consolidate the VIE. In December 2003 the FASB issued FIN 46R which superseded FIN 46 and restricts the scope of the definition of entities that would be considered VIEs that require consolidation. The Company does not believe FIN 46R results in the consolidation of any additional entities.

(v)

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods. The adoption of this interpretation did not impact the Company’s Financial Statements.

(vi)

On 1 January 2006, the Company adopted the provisions of SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. The statement requires retrospective application to prior periods’ Financial Statements of a voluntary change in accounting principle versus including the cumulative effect of changing to the new accounting principle in net income. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. The adoption of this standard did not impact the Company’s Financial Statements.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007 and 2006

20.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP") (continued):

(e)

Recent Accounting Pronouncements:

(vii)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its Financial Statements.

21.

Supplemental cash flow information:

Income taxes and other taxes paid	$127,267	$200,491	$151,121
Interest paid	$113,369	$23,654	$9,838

Non-cash transactions:

(i)

In 2007, 4,500,366 common shares were issued as consideration for the acquisition of Speak2Me Inc. in the amount of $4,536,351.  As at December 31, 2007, this amount is included in capital stock.

(ii)

In 2006, 2,849,500 common shares (407,071 after reorganization) were issued as consideration for the acquisition of A + Child Development (Canada) Ltd. in the amount of $569,900.  As at December 31, 2006, this amount is included in capital stock.

(iii)

Included in the capital stock is $29,277 (2006 - $ 187,812) representing the fair value of stock options exercised (note 11 (b)).

(iv)

In 2005, warrants issued to agents in connection with a private placement (see note 11(a)(ii)) are valued at $30,849.  This amount has been recorded as an increase in warrants amount with a corresponding increase in share issue costs which is charged against share capital.

(v)

In 2005, the Company issued 150,000 common shares in exchange for services with a fair value of $30,000.

22.

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA INC.

May 16, 2008

By: “Khurram Qureshi”________

President and Chief Executive Officer